SECURITIES AND EXCHANGE
                                   COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

                          STATEMENT BY HOLDING COMPANY
                               CLAIMING EXEMPTION

                           UNDER RULE U-3A-2 FROM THE
                                PROVISIONS OF THE

                         PUBLIC UTILITY HOLDING COMPANY
                                   ACT OF 1935

                                    * * * * *
                                 File No. 69-291

                         Texas-New Mexico Power Company
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information: 1. The name, State of organization, location and nature of business of claimant and every subsidiary thereof:


                               State of         Location and
     Name                   Organization    Nature of Business

Texas-New Mexico Power Company    Texas       P. O. Box 2943
                                              Ft.Worth, Texas  76113
                                              Electric Utility/
                                              Holding Company

Texas Generating Company          Texas       P. O. Box 2943
                                              Ft.Worth, Texas  76113
                                              Special purpose
                                              corporation




                               State of         Location and
     Name                   Organization    Nature of Business

Texas Generating Company II       Texas       P. O. Box 2943
                                              Ft.Worth, Texas
                                              76113
                                              Special purpose
                                              corporation

2. A brief description of the properties of claimant and of each of its wholly owned public utility subsidiaries, Texas Generating Company (TGC) and Texas Generating Company II (TGC II), used for the generation, transmission and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States, is as follows: Texas-New Mexico Power Company (TNP) serves approximately 213,000 customers in a total of 84 municipalities and adjacent rural areas. TNP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act pursuant to annual filings on Form U-3A-2. Within Texas, TNP is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy. TNP has two operating regions throughout Texas. The largest municipalities within Texas served by TNP are Texas City, Lewisville, and La Marque. The regions located in the State of Texas are as follows:

- North-Central Region. Electric transmission and distribution systems serving 25 municipalities and 18 unincorporated communities in 17 counties to the south and west of Fort Worth, Texas, and serving 30 municipalities and 14 unincorporated communities in 11 North Texas counties. The region is based at Lewisville, Texas.

- South-Western Region. Electric transmission and distribution systems serving 14 municipalities and 2 unincorporated communities in 3 counties on the Texas Gulf Coast, and serving 6 municipalities and 1 unincorporated community in 5 counties in West Texas. The region is based at Texas City, Texas.

Generating facilities owned by TNP and the subsidiaries are located within Robertson County, Texas, which is in the central part of Texas. The generating facilities are referred to as 150 MW, circulating fluidized bed units currently using lignite as the fuel source. TNP also has a transmission line connecting these units to a major transmission grid in Texas. Electricity from these units is sold by TNP solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines which deliver or receive electricity at the border of Texas. Within New Mexico, TNP is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy.

- TNP has one region in the southwestern portion of New Mexico which operates electric transmission and distribution facilities. The largest municipalities served by TNP are Silver City, Alamogordo, and Ruidoso. The region serves 5 municipalities and 5 unincorporated communities in Grant and Hidalgo Counties, and 4 municipalities and 1 unincorporated community in Otero and Lincoln Counties. The New Mexico region is based at Silver City, New Mexico.

3. Certain information, for the calendar year 1995 with respect to claimant and its subsidiaries, is provided in the following chart:


                                                                       Summary Sheet
                                     Texas (1)                    New Mexico                  Total System
                      --------------------------------------     ------------       -------------------------------
                         TNP         TGC          TGC II            TNP               TNP        TGC      TGC II
Operating Revenue       $416,312       -          -                69,511             485,823        -          -

Net Utility Plant       $528,458    147,100    189,392             79,054             607,512    147,100    189,392
                            87.0%     100.0%     100.0%              13.0%              100.0%     100.0%     100.0%

Total Customers          170,586      -           -               43,018             213,604        -          -
                            79.9%      0.0%       0.0%              20.1%              100.0%       0.0%       0.0%

MWH Sold:
     Wholesale             3,456      -           -                  -                 3,456         -         -
     Retail            5,078,733      -           -            1,558,638           6,637,371         -         -

Total System           5,082,189                               1,558,638           6,640,827         -         -

MWH Purchased          2,976,483      -           -            1,635,703           4,612,186         -         -

MWH Generated          2,351,000      -           -                  -             2,351,000         -         -
<F1>
(1) No MWH are purchased or sold at the State line.
     All dollar amounts are in thousands

 4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company. Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year, 1995, together with a consolidating balance sheet of claimant and its subsidiaries as of the close of the 1995 calendar year, is presented. Exhibit B. A Financial Data Schedule for the period ended December 31, 1995, including Item Nos. 1, 2, and
3. 1995 calendar year, is presented.

         Exhibit B. A Financial Data Schedule for the period ended December 31, 1995, including Item Nos. 1, 2, and 3.

         Exhibit C.   Inapplicable.
                  The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28 day of February, 1996.
                                Texas-New Mexico Power Company


                                By\s\ M.S. Cheema
                                ------------------------
                                M. S. Cheema
                                Vice President - Chief
                                Financial Officer

Corporate Seal
Attest:
\s\ M. D. Blanchard
------------------------------
M. D. Blanchard
Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:


         M. D. Blanchard                        Secretary
         -------------------                   --------------
               Name                              Title


                P. O. Box 2943, Fort Worth, Texas  76113
                            Address

                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
                                EXHIBIT A, PAGE 1
                     Consolidating Statements of Operations
                          Year Ended December 31, 1995
                             (Amounts in Thousands)



                                                                                                         Texas-
                                                  Texas-New     Texas      Texas                       New Mexico
                                                Mexico Power Generating  Generating  Consolidating    Power Company
                                                  Company      Company   Company II    Entries        Consolidated
                                               ------------- ----------- ----------- -------------    --------------
Operating Revenues                              $ 485,823       4,312       5,614        (9,926)        485,823
                                                 --------    --------    --------      --------        --------

Operating Expenses :
    Purchased power                               178,465                                               178,465
    Fuel                                           48,898                                                48,898
    Other operating and general expenses           81,237                                (9,926)         71,311
    Maintenance                                    11,522                                                11,522
    Depreciation of utility plant                  27,924       4,312       5,614                        37,850
    Taxes other than income taxes                  28,865                                                28,865
    Income taxes                                   14,246          96      (2,025)                       12,317
                                                 --------    --------    --------      --------        --------
Total  Operating  Expenses                        391,157       4,408       3,589        (9,926)        389,228
                                                 --------    --------    --------      --------        --------

    Net Operating Income                           94,666         (96)      2,025          --            96,595
                                                 --------    --------    --------      --------        --------

Other Income (Loss):
    Gain on sale of Texas Panhandle properties     14,583                                                14,583
    Other  income and deductions, net              (2,390)          2           2         3,856           1,470
    Income  taxes                                  (5,324)                                               (5,324)
                                                 --------    --------    --------      --------        --------
Other Income (Loss), net of taxes                   6,869           2           2         3,856          10,729
                                                 --------    --------    --------      --------        --------
    Earnings (Loss) before interest charges
       and change in accounting                   101,535         (94)      2,027         3,856         107,324

Interest charges                                   68,171                   5,789                        73,960
                                                 --------    --------    --------      --------        --------
Earnings (Loss) before cumulative effect
    of change in accounting                        33,364         (94)     (3,762)        3,856          33,364

Cumulative effect of change in accounting for
    unbilled revenues, net of taxes                 8,445                                                 8,445
                                                 --------    --------    --------      --------        --------
Net Earnings (Loss)                                41,809         (94)     (3,762)        3,856          41,809

    Dividends  on  preferred  stock                   655                                                   655
                                                 --------    --------    --------      --------        --------
Earnings (Loss)  Applicable
    to  Common  Stock                         $   41,154         (94)     (3,762)         3,856          41,154
                                                ========    ========    ========       ========        ========



                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
                                EXHIBIT A, PAGE 2
                           Consolidating Balance Sheet
                               December 31, 1995
                             (Amounts in Thousands)
                                                                                                             Texas-
                                                  Texas-        Texas        Texas                         New Mexico
                                               New Mexico     Generating   Generating   Consolidating    Power Company
                                             Power Company     Company     Company II      Entries        Consolidated
                                             -------------    ----------   ---------    -------------     -------------
ASSETS
Utility plant                                 $   814,122     170,000       212,750                          1,196,872
Less:  accumulated depreciation                   206,610      22,900        23,358                            252,868
                                                ---------     -------       -------       --------           ---------
    Net Utility Plant                             607,512     147,100       189,392          --                944,004
                                                ---------     -------       -------       --------           ---------

Investment in Subsidiary Companies                (79,739)                                  79,739               --
TNP One Replacement Notes                         417,750                                 (417,750)              --
Nonutility property                                   175                                                          175
Current  Assets :
    Cash and cash equivalents                      14,280          89            81                             14,450
    Intercompany accounts receivable              109,473      26,572       131,703       (267,748)                --
    Other  current assets                          24,766                                                       24,766
    Deferred purchased power and fuel               9,261                                                        9,261
                                                ---------     -------       -------       --------           ---------
       Total current assets                       157,780      26,661       131,784       (267,748)             48,477
                                                ---------     -------       -------       --------           ---------
Deferred debits                                    32,287                                                       32,287
                                                ---------     -------       -------       --------           ---------
       TOTAL  ASSETS                          $ 1,135,765     173,761       321,176       (605,759)          1,024,943
                                                =========     =======       =======       ========           =========

CAPITALIZATION AND LIABILITIES
Capitalization :
    Common shareholder's equity:
       Common  stock                          $      107           10            10            (20)               107
       Capital  In  excess  of  par  value       174,931                                                       174,931
       Retained  earnings                         49,313      (54,592)      (25,165)        79,757              49,313
                                                ---------     -------       -------       --------           ---------
    Total common shareholder's equity            224,351      (54,582)      (25,155)        79,737             224,351
                                                ---------     -------       -------       --------           ---------
    Preferred stock                                3,600        3,600
    Long-term debt less current maturities       611,925      205,000       212,750       (417,750)            611,925
                                                ---------     -------       -------       --------           ---------
       Total Capitalization                      839,876      150,418       187,595       (338,013)            839,876
                                                ---------     -------       -------       --------           ---------
Current  Liabilities :
    Current maturities of long-term debt           1,070                                                         1,070
    Accounts payable                              22,040                                                        22,040
    Intercompany accounts payable                 70,795       50,599       146,352      (267,746)                --
    Other current  liabilities                   126,084      (38,714)      (27,405)                            59,965
                                                ---------     -------       -------       --------           ---------
       Total current liabilities                 219,989       11,885       118,947      (267,746)              83,075
                                                ---------     -------       -------       --------           ---------
Regulatory  tax liabilities                       27,657         (546)         (285)                            26,826
Accumulated deferred income taxes                 20,143       12,004        14,919                             47,066
Accumulated deferred investment tax credits       17,398                                                        17,398
Deferred credits                                  10,702                                                        10,702
                                                ---------     -------       -------       --------           ---------
       TOTAL CAPITALIZATION AND LIABILITIES   $1,135,765      173,761       321,176      (605,759)           1,024,943
                                                =========     =======       =======       ========           =========

                 TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES
                       EXHIBIT B: Financial Data Schedule
                          Year Ended December 31, 1995
                             (Amounts in Thousands)



 Item No.      Caption Heading                             Amount
---------      ---------------------------              -----------

  1            Total Assets                             $ 1,024,943

  2            Total Operating Revenues                     485,823

  3            Net Income (Loss)                             41,809

